As filed with the Securities and Exchange Commission on October 24, 2013

FILE NO. [                ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8B-2

REGISTRATION STATEMENT OF UNIT INVESTMENT TRUST

Pursuant to Section 8(b) of the Investment Company Act of 1940

EQUINOX TRUST

(Name of Unit Investment Trust and Similar Series of Trusts)

[x]	Not The Issuer Of Periodic Payment Plan Certificates
[ ]	Issuer Of Periodic Payment Plan Certificates

I.	ORGANIZATION AND GENERAL INFORMATION

1. (a)

Furnish name of the trust and the Internal Revenue Service Employer Identification Number. (According to security designation or otherwise, if the trust does not have or does not transact business under any other designation.)

Equinox Trust (an individual series thereof is referred to herein as a “Company”)

The Company does not have an Internal Revenue Service Employer Identification Number.

(b)	Furnish title of each class or series of securities issued by the trust.

Equinox Trust, Series 1

2.	Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

Equinox Group Distributors, LLC (the “Depositor”)

47 Hulfish Street, Suite 510

Princeton, NJ 08542

Internal Revenue Service Employer Identification Number is: 32-0363362

3.

Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

The Bank of New York Mellon (the “Trustee”)

2 Hanson Place, 12th Floor

Brooklyn, New York 11217

Internal Revenue Service Employer Identification Number is: 13-4941102

is the trustee acting for the series described in the answer to Item 1(b) herein.

4.	Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

The principal underwriter will be

Equinox Group Distributors, LLC

47 Hulfish Street, Suite 510

Princeton, NJ 08542

Internal Revenue Service Employer Identification Number is: 32-0363362

5.	Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

State of New York.

6. (a)

Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities. (If individual indentures or agreements are entered into with security holders, so state and furnish the date of the first such indenture or agreement.)

Form of Trust Agreement incorporating the Standard Terms and Conditions of Trust for Equinox Trust Effective for Unit Investment Trusts Investing in Equity Securities, Debt Securities and/or Derivative Transactions proposed to be entered into among Equinox Group Distributors, LLC, as Depositor, The Bank of New York Mellon, as Trustee, and Equinox Institutional Asset Management, LP, as Evaluator and Supervisor under the terms of which the trusts for series 1 and subsequent series will be created and the units for series 1 and subsequent series will be issued, is filed as Exhibit A(l) hereto (collectively, the “Trust Agreement”). The responses contained herein summarize, and are qualified in their entirety by, provisions of the Trust Agreement. It is expected that the Trust Agreement for series 1 and subsequent series will be entered into prior to the filing of an amendment of the Registration Statement on Form S-6 under the Securities Act of 1933, as amended (the “Securities Act”), filed for each series of Equinox Trust, and the Securities and/or Derivative Agreements and Derivative Transactions (each as defined below) comprising the portfolio will be attached to the Trust Agreement and described in the prospectus for the company (the “Prospectus”), and said Securities and Derivative Transactions will not be selected until at or about the date of their deposit. The Trust Agreement provides (or will provide) that in no event shall the Company continue beyond such mandatory termination date as may be specified in the Trust Agreement.

(b)

Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee. (If this indenture or agreement is the same as set forth in Item 6(a), so state.)

None, except as set forth in Item 6(a).

7.	Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

Equinox Trust has never changed its name.

8.	State the date on which the fiscal year of the trust ends.

December 31 unless otherwise specified in the Prospectus.

Material Litigation

9.

Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

None.

II.	GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

General Information Concerning the Securities of the Trust and the Rights of Holders

10.	Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

(a)	Whether the securities are of the registered or bearer type.

Securities will be of the registered type.

(b)	Whether the securities are of the cumulative or distributive type.

Securities will be generally of the distributive type.

(c)	The rights of security holders with respect to withdrawal or redemption.

See answer to Item (d), below.

(d)	The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

Unitholders may redeem their units on any business day when a timely, properly completed request for redemption is received by the Trustee. Redemption shall be made by the Trustee no later than the seventh day following the day on which a tender for redemption is received in proper form (the “Redemption Date”) by payment of the Redemption Price for such Company multiplied by the number of units being redeemed. The redemption price (the “Redemption Price”) for units of each Company is computed by the Trustee as of the evaluation time and in the manner set forth in Item 44(a).

The right of redemption may be suspended and payment postponed for more than seven calendar days following the day on which tender for redemption is made (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, trading on the New York Stock Exchange is restricted; (2) for any period during which disposal of Securities or Derivative Transactions (as defined below) is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the Securities or Derivative Transactions in accordance with the Trust Agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. There can be no assurance that a secondary market for the units of the Company will develop. After the initial offering, the Depositor and certain other broker-dealers may, although not obligated to do so, maintain a market for units of a Company and continuously offer to purchase said units at prices determined by the Evaluator. Neither the Depositor nor any broker-dealer is required to make a market and if they do, the Depositor or such broker-dealer may stop making a market at any time.

For a Company for which in-kind distribution is specified to be available in the relevant Prospectus, and subject to the restrictions set forth in the Prospectus of the Company, unitholders of a Company may request an in-kind distribution of (i) such unitholder’s pro rata portion of each of the Securities listed on a United States securities exchange or primarily traded in a United States securities market or trading system in such Company, in whole shares, and (ii) cash equal to such unitholder’s pro rata portion of the cash balances of the Company determined as follows: (x) a pro rata portion of the net sale proceeds of Securities representing any fractional shares included in such unitholder’s pro rata share of the Securities and of Securities that are not listed on a United States securities exchange or primarily traded in a United States securities market or trading system, (y) with respect to a Derivative Transaction, plus or minus the amount of the pro rata portion of Derivative Transactions allocable to the redeemed units as provided in below; and (z) such other cash as may properly be included in such unitholder’s pro rata share of the sum of the cash balances of the Company in an amount equal to the unit value computed under Item 44(a) on the date of tender less amounts determined in clauses (i) and (ii)(x) and (y) above. Any in-kind distribution will be reduced by customary transfer and registration charges.

In the case of Companies with Derivative Transactions (as defined below), the Depositor shall take action to terminate the pro rata portion of Derivative Transactions allocable to the redeemed units. Unitholders will not receive any type of “in-kind” distribution of Derivative Transactions. To the extent there are payments due the Company under the Derivative Agreement, the proceeds will be credited to the Capital Account. To the extent there are payments due the counterparty under the Derivative Agreement (such party, the “Derivative Counterparty”), the Company shall pay out of the Capital Account any amounts owed to a Derivative Counterparty.

With respect to any Company which is a widely held fixed investment Company, for the purpose of funding the Capital Account for payment of the Redemption Price with respect to each tender of a unit or units for redemption, the Depositor shall endeavor to sell the pro rata amount of each Security and terminate the pro rata portion of each Derivative Transaction allocable to the tendered units as soon as reasonably practicable following such tender.

If the Depositor shall offer a subsequent series of a Company (the “New Series”), unitholders may elect to have their units redeemed through an in-kind distribution in the manner provided above, the Securities and Derivative Transactions included in the in-kind distribution sold or terminated, and the cash proceeds applied to purchase units of the new series. All units so tendered by a unitholder shall be redeemed and canceled. Subject to payment by such unitholder of any tax or other governmental charges which may be imposed thereon, such redemption is to be made through an in-kind distribution with the cash and/or Securities sold or terminated by the Depositor.

To transfer units, unitholders must hold and transfer their units through an entity which is a participant in Depository Trust Company and units may only be transferred in accordance with procedures of Depository Trust Company and its direct and indirect participants.

(e)

If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

Not applicable.

(f)

The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust’s securities or the underlying securities and the relationship of such persons to the trust.

The Trust Agreements may be amended by the Trustee and the Depositor without the consent of any of the unitholders:

(i)	to cure any ambiguity or to correct or supplement or change any provisions which may be defective or inconsistent;

(ii)

to change any provision thereof as may be required by the Securities and Exchange Commission, the Commodity Futures Trading Commission or any other governmental or self-regulatory agency with jurisdiction as to the Trust;

(iii)	to make such provisions as shall not materially adversely affect the interests of the unitholders; or

(iv)

(a) to make such amendments as may be necessary for the Company to continue to qualify as a “regulated investment company” for tax purposes (a “RIC”) if the Company is a RIC, (b) to prevent the Company from being deemed an association taxable as a corporation for federal income tax purposes if the Company has not elected to be taxed as a RIC or (c) for the Company to continue to qualify as a grantor trust for federal income tax purposes if the Company has elected to be taxed as such under the United States Internal Revenue Code of 1986, as amended.

The Trust Agreement with respect to a Company may also be amended in any respect by the Depositor and the Trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66-2/3% of the units then outstanding of such Company, provided that no such amendment or waiver will permit a reduction of the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of, or waiver of any right under the Trust Agreement without the consent of the unitholders of all of the units then outstanding of the affected Company and in no event may any amendment be made which would (1) alter the rights to the unitholders as against each other, (2) provide the Trustee with the power to engage in business or investment activities other than as specifically provided in the Trust Agreement, (3) adversely affect the tax status of the Company for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless the Trust has elected to be taxed as a RIC for federal income tax purposes, result in a variation of the investment of unitholders in the Trust. In addition, the Trust Agreement may not be amended without the consent of all unitholders, so as to permit, except in accordance with the stated terms and conditions, the acquisition hereunder of any Securities or the execution of any Derivative Agreement other than those specified in the related Trust Agreement, to reduce the percentage of units the holders of which are required to consent to certain of such amendments or to reduce the interest in a Company represented by units.

A Company may be terminated at any time by the unitholders representing 66-2/3% of the units thereof then outstanding. The Depositor may direct the termination of the Company (x) if a default, termination event or similar event under a Derivative Agreement, if any, has occurred, or (y) if the value of a Company shall be less than the applicable minimum value stated in the Prospectus. Upon the date of termination the registration books of the Trustee shall be closed.

The Depositor may amend the Trust Agreement with respect to a Company as the Depositor deems necessary or advisable to cause the conversion of a Company from a “unit investment trust” to a “closed-end company” or to an “open-end company,” as those terms are defined in the Investment Company Act of 1940, as amended, provided that such conversion and any action taken in connection therewith shall require the affirmative vote or consent at a meeting of the unitholders of such Company of the lesser of (a) 67% or more of the units present at such meeting, if the holders of more than 50% of the outstanding units of such Company are present or represented by proxy or (b) more than 50% of the outstanding units of such company.

No unitholder shall have the right to control the operation and management of any Company in any manner, except to vote with respect to the amendment of the Trust Agreements or termination of any Company. The Depositor or the Trustee shall have the rights to vote the Securities and no unitholder will have the right to vote any Securities contained in a Company’s portfolio.

(g)	Whether security holders must be given notice of any change in:

(1)	the composition of the assets in the trust.

Yes.

(2)	the terms and conditions of the securities issued by the trust.

Yes.

(3)	the provisions of any indenture or agreement of the trust.

Yes.

(4)	the identity of the depositor, trustee or custodian.

Yes.

(h)	Whether the consent of security holders is required in order for action to be taken concerning any change in:

(1)	the composition of the assets in the trust.

Yes, except in the circumstances noted in Item 16.

(2)	the terms and conditions of the securities issued by the trust.

Reference is made to the information provided in answer to Item 10(f) above.

(3)	the provisions of any indenture or agreement of the trust.

Reference is made to the information provided in answer to Item 10(f) above.

(4)	the identity of the depositor, trustee or custodian.

No.

(i)	Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other items in this form.

None.

Information Concerning the Securities Underlying the Trust’s Securities

11.	Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest:

A Company may own common stocks, preferred stocks, shares of registered investment companies, interests in public or private funds or commodity pools, other equity securities, bonds, notes, other fixed income securities (including strips and zero-coupon bonds), other evidences of indebtedness, certificates of participation, mortgage-backed securities or other obligations issued or guaranteed by the United States of America or by any agency or instrumentality thereof (plus contract securities, replacement securities, and additional securities, if any, each as defined in the Trust Agreement) (collectively referred to herein as the “Securities”), all undistributed income received or accrued thereon, any undistributed cash realized from the sale, redemption or other disposition of the Securities will be deposited in the Company. A Company may own derivatives (such as (i) a put, call, cap, floor, collar, or similar option on one or more interest or other rates, currencies, commodities, securities, instruments of indebtedness, indices, quantitative measures, or other financial or economic interests or property; (ii) instruments that provide for any purchase, sale, payment, or delivery that is dependent on the occurrence, nonoccurrence, or the extent of the occurrence of an event or contingency associated with a potential financial, economic, or commercial consequence; (iii) instruments that provide on an executory basis for the exchange, of one or more payments based on the value or level of one or more interest or other rates, currencies, commodities, securities, instruments of indebtedness, indices, quantitative measures, or other financial or economic interests or property of any kind, and that transfers, in whole or in part, the financial risk associated with a future change in any such value or level without also conveying a current or future direct or indirect ownership interest such asset or liability, each a “Derivative Transaction”). Each Derivative Transaction will be evidenced by the agreement between the Trust and the related derivative counterparty, including any credit support arrangements (collectively, the “Derivative Agreement”).

12.	If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

(a)	Name of company.

(b)	Name and principal business address of depositor.

(c)	Name and principal business address of trustee or custodian.

(d)	Name and principal business address of principal underwriter.

(e)	The period during which the securities of such company have been the underlying securities.

Not applicable.

Information Concerning Loads, Fees, Charges and Expenses

13. (a)

Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust’s securities are subject:

(A)	the nature of such load, fee, expense or charge;

(B)	the amount thereof;

(C)	the name of the person to whom such amounts are paid and his relationship to the trust;

(D)	the nature of the services performed by such person in consideration for such load, fee, expense or charge

Units of the Companies are offered at the public offering price thereof. The public offering price per unit is equal to the net asset value per unit determined under Item 44(a) plus any accrued interest and any allowance the Depositor makes to dealers and agents, concessions or agency commissions in connection with the distribution of units during the initial offering period. The sales load is expected to vary from Company to Company depending upon the type of underlying assets included in a Company’s portfolio and a Company’s maturity. The initial offering period for a Company will last until such time as the total number of units created are sold or as is disclosed in the Prospectus for such Company. The public offering price may include the creation and development fee as well as the organizational costs if indicated in the Prospectus.

Units will be sold through dealers who are members of the Financial Industry Regulatory Authority, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price. Certain commercial banks may make units of a Company available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks.

In addition, the Depositor may realize a profit or a loss resulting from (i) the difference between the purchase prices of the Securities to the Depositor and the costs of such Securities to a Company, which may be based on the offering side evaluation of the Securities and (ii) any market making activities with respect to the units. The Depositor may realize additional profits or losses on unsold units during the initial offering period on unsold units as a result of changes in the daily evaluation of the Securities and or Derivative Transactions in a Company.

For providing bookkeeping and administrative services to a Company of a character normally performed by the Trustee, the Depositor or its agent, may receive an annual fee, as set forth in the Prospectus for a Company, accruing daily based upon the number of units of such Company outstanding as of January 1 of each year except for a Company during the year or years in which an initial offering period occurs, in which case the fee for a month is based on the number of units outstanding at the end of such month until the end of the initial offering period, at which time the fee shall be computed based upon the number of units outstanding as of the end of the initial offering period until the following January 1. In no event will such compensation, when combined with all compensation received from other unit investment trusts for which the Depositor acts as depositor and provides bookkeeping and administrative services, exceed the aggregate cost to the Depositor for providing such services.

For services performed for portfolio supervisory services of a Company, the Supervisor may receive an annual fee, as set forth in the Prospectus for a Company, accruing daily based upon the number of units of such Company outstanding as of January 1 of each year except for a Company during the year or years in which an initial offering period occurs, in which case the fee for a month is based on the number of units outstanding at the end of such month until the end of the initial offering period, at which time the fee shall be computed based upon the number of units outstanding as of the end of the initial offering period until the following January 1. In no event will such compensation, when combined with all compensation received from other unit investment trusts for which the Supervisor acts as supervisor and provides portfolio surveillance, exceed the aggregate cost to the Supervisor for providing such services.

The Trustee may receive for its services an annual fee, as set forth in the Prospectus for a Company, accruing daily and based on the number of units outstanding as of January 1 of each year except during the initial offering period of units, in which case the fee for a month is based on the number of units outstanding at the end of such month until the end of the initial offering period, at which time the fee shall be computed based upon the number of units outstanding as of the end of the initial offering period until the following January 1. Funds that are available for future distributions, redemptions and payments of expenses are held in accounts which are non-interest bearing to unitholders and are available for use by the Trustee pursuant to applicable law.

For providing valuation services in respect of Securities in each Company, the Evaluator may receive a fee, accruing daily as set forth in the Prospectus for each Company based upon the number of units of the Company as of January 1 of each year except for a Company during the year or years in which an initial offering period occurs, in which case the fee is based on the number of units of the Company at the end of such month until the end of the initial offering period, at which time the fee shall be computed based upon the number of units outstanding as of the end of the initial offering period until the following January 1. In no event will such compensation, when combined with all compensation received from other unit investment trusts for which the Evaluator acts as evaluator and provides valuation services, exceed the aggregate cost to the Evaluator for providing such services.

The fees of each of the Trustee, Depositor, Evaluator and Supervisor may be increased without approval of unitholders by amounts not exceeding the percentage increase in the Consumer Price Index entitled All Services Less Rent of Shelter, published by the U.S. Department of Labor or any equivalent index substituted therefor.

For creating and developing the Company, the Depositor receives the creation and development fee. The actual creation and development fee will be a fixed amount per unit specified in the related Prospectus and is paid to the Depositor at the close of the initial offering period or accrued on a daily basis as specified in the related Prospectus.

Certain expenses incurred in establishing a Company may be paid by the Company if indicated in the Prospectus. They include, but are not limited to, the cost of the initial preparation of the registration statement, prospectuses and other Company documents, the fees of securities regulators, commodities regulators and state registration fees, the initial valuation and audit of the Trust, the costs of any portfolio consultant, any licensing fees, the initial fees and expenses of the Trustee, and legal and other out-of-pocket expenses, Such expenses do not include the printing of preliminary prospectuses and prospectuses, expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses.

With respect to Companies that enter into Derivative Transactions, the Derivative Counterparty may receive a fee, the amount of which and timing of payment of which will be disclosed in the Prospectus for the related units.

The following additional charges are or may be incurred by the Company: (a) expenses of the Trustee for any and all expenses and disbursements incurred under the Trust Agreement, including license fees, if any, legal, tax accounting and reporting and auditing expenses, including, but not limited to, the fees and expenses of attorneys, accountants and other advisors engaged by the Trustee, expenses incurred in connection with any communications disseminated by Depository Trust Company, sub-custodial fees, and for any extraordinary services performed by the Trustee under the Trust Agreement relating to such Company; (b) various governmental charges; (c) foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and (d) expenditures incurred in contacting unitholders upon termination of the Company. In addition various indemnities may be payable to the Trustee, Depositor and Supervisor for losses incurred without their gross negligence, bad faith or willful misconduct.

(b)	For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

Not applicable.

(c)

State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

The total fees payable on purchase as well as on an annual basis, as a percentage of the public offering price will be set forth in the Prospectus. Some annual fees such as the creation and development fee and trust operating expenses are fixed amounts and will vary, as a percentage, depending on net worth of the Company at the time of deduction. The Prospectus will disclose such amounts based on an assumed net worth of the Company.

A reduced sales charge resulting from quantity discounts may apply to purchases of units on any one day by the same purchaser from the same broker or dealer. The reduced sales charge may also be applicable to purchases by the spouse or child of a purchaser or by a trustee or other fiduciary purchasing for a trust estate or fiduciary accounts. The Depositor may permit officers, directors and employees and their family members of the Depositor (and its affiliates) and registered representatives of selling firms to purchase units of a Company at a reduced sales charge. In addition, the Depositor may eliminate the sales charge to investors who purchase units through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive “wrap fee” is imposed. A reduced sales charge may be offered to investors that use redemption or termination proceeds for another unit investment trust to purchase units of a Company. The amounts of such reductions, when determined, will appear in the Prospectus.

(d)

Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriters.

Such reduced or eliminated sales charges may be implemented in order to (i) competitively price large quantity orders or rollover investments, (ii) to otherwise accommodate the fee structure of selling firms and (iii) to encourage investment in the Depositor’s products by its and its affiliates’ employees, directors and officers or of the selling firm’s registered representatives and their respective families.

(e)	Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

Reference is made to the information provided in answer to Item 13(c) for further information

(f)

State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust’s securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

Not applicable.

(g)	State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

Not applicable.

Information Concerning the Operations of the Trust

14.

Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust’s securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

Simultaneously with the receipt of the initial deposit of (i) Securities, (ii) contract securities and cash and/or letters of credit in an amount sufficient to purchase the contract securities (iii) and/or the execution of one or more Derivative Agreements by the Depositor on behalf of the Company, the Trustee will record on its books the ownership, by the Depositor or such other person or persons as may be indicated by the Depositor, of the aggregate number of units specified in the Trust Agreement and will deliver, or on the order of the Depositor will deliver, in exchange for such assets documentation evidencing the ownership of the number of the units.

15.

Describe the procedure with respect to the receipt of payments from purchasers of the trust’s securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

Reference is made to the information provided in answer to Item 13(a) as to the nature and type of broker-dealers and arrangements with respect to selling units. On the first settlement date and the settlement date for each additional issuance of units thereafter, the Depositor will cause the proceeds of the units to be used to purchase the Securities in the manner described in Item 16.

16.	Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

On the initial date of deposit, the Depositor will deliver to the Trustee (x) the Securities or (y) contracts for the purchase thereof together with cash and/or a letter of credit to secure the purchase price thereof for deposit in the Companies. In exchange for such assets so deposited, the Trustee will deliver to or on the order of the Depositor documentation evidencing the ownership of that number of units set forth in the prospectus for such Company. The Depositor has a limited right of substitution for such Securities in the event of a failed contract.

From time to time thereafter the Depositor may deliver to the Trustee (i) the assets specified in (x) and (y) above or (ii) to deliver a list of additional Securities which the Depositor shall cause to be purchased for the account of the Company and to deposit cash (or a letter of credit in lieu of cash), in an amount equal to the portion of the aggregate unit value of the units created by such deposit attributable to the additional Securities to be purchased; and/or (iii) to subscribe for units as specified below and to deliver additional Securities, contracts for the purchase thereof or a list of additional Securities which the Depositor shall cause to be purchased for the account of the Company accompanied by cash and/or letter(s) of credit.

The Depositor concurrently with a subscription of units referenced to in clause (iii) above may enter into contracts for the sale of such units (“Unit Sale Contracts”) with the purchaser’s obligations under the Unit Sale Contracts guaranteed by the National Securities Clearing Corporation. The Depositor will assign to the Trustee, as security for the Depositor’s obligations to make payment for purchase of Securities all of the Depositor’s interest in the Unit Sale Contracts and will appoint the Trustee its attorney-in-fact with full authority to deliver units to the counterparties on behalf of the Depositor against payment and to enforce all of the Depositor’s rights thereunder.

The Depositor shall enter into contracts for the purchase of the additional Securities which the Depositor will cause to be purchased for the account of the Trust.

On the settlement date for such subscription when the Trustee is to deliver or assign the additional units, the Depositor shall deposit with the Trustee (a) any additional Securities (or contracts to purchase such additional Securities together with cash or a Letter of Credit in the amount necessary to settle such contracts) or (b) cash in an amount equal to the difference between the aggregate value of the additional Securities to be acquired by the Depositor for the account of the Trust and the value of the units as of the business day preceding the trade date.

On the settlement date for such subscription, the Trustee shall, in exchange for the Securities and cash, cash or Letter of Credit described above, deliver to, or assign in the name of or on the order of, the Depositor, the verified number of additional units specified in the Subscription Notice. The Depositor may continue to make additional deposits of Securities into a Company following the initial date of deposit, provided that such additional deposits will be in amounts which will maintain, to the extent practicable, the quantity of Securities in such Company attributable to each unit existing on the initial date of deposit.

With respect to a Company having Derivative Agreements, the Depositor, will enter into one or more Derivative Transactions on behalf of the Company. The Depositor will, on behalf of the Company, execute and deliver such additional Derivative Agreements and related additional Derivative Transactions, provided that any such additional Derivative Agreements and additional Derivative Transactions will have terms which are, except for the notional amount, the same as the initial Derivative Agreements and Derivative Transactions. The Depositor will assure that all additional Derivative Agreements and Derivative Transactions entered into in connection with the issuance of additional units shall maintain, as nearly as practicable, the ratio of the quantity of Derivative Transactions to unit ratio existing on the initial date of deposit. The Company’s obligations to pay any amounts due from the Company under a Derivative Agreement may be designated to be secured by a pledge in respect of the Company’s assets held in a Collateral Account.

The Depositor may not alter the portfolios of the Companies by the purchase, sale or substitution of Securities and or Derivative Transactions, except in the circumstances noted below. Thus, with the exception of redemption or maturity of Securities in accordance with their terms (and reinvestments made in connection with certain Companies), the assets of the Company will remain unchanged under normal circumstances.

If necessary, in order to maintain the sound investment character of a Company, the Depositor may direct the Company to sell, liquidate, transfer, terminate or otherwise dispose of Securities or Derivative Transactions on behalf of such Company at such price and time and in such manner as shall be determined by the Depositor and to exercise any rights and powers of the Company as a party to a Derivative Agreement, credit support agreement or any other agreement to which the Company is a party, provided that the Supervisor has determined in its sole and absolute discretion that any one or more of the following conditions exist with respect to such Securities or Derivative Transactions:

(i)	that there has been a default in the payment of interest, dividends or other payments or deliveries when due in respect of Securities;

(ii)

that any action or proceeding has been instituted at law or equity seeking to restrain or enjoin the payment of interest, dividends or other payments or amounts in respect of Securities, or that there exists any legal question or impediment affecting such Securities or the payment of interest, dividends or any other amount in respect of the same;

(iii)

that there has occurred any breach of covenant or warranty in any document relating to an issuer of the Securities which would adversely affect either immediately or contingently the payment of interest, dividends or other amounts in respect of the relevant Securities, or the general credit standing of an issuer of securities or a derivative counterparty or otherwise impair the sound investment character of such Securities or Derivative Transaction(s);

(iv)

that there has been a default in the payment of interest, dividends, principal of or income or premium, if any, or any other amount payable on any other outstanding obligations of an issuer of such Securities; that the Supervisor becomes of the opinion, as evidenced in writing to the Depositor and the Trustee, that the retention of a Securities or Derivative Transaction(s) would be detrimental to the Trust and to the interest of the unitholders due to (x) a decline in the value of such Security or Derivative

Transaction, (y) a decline in the creditworthiness of an issuer of Securities, or (z) the occurrence of other such credit factors;

(v)	that such sale or termination is required due to units tendered for redemption or to pay Company expenses;

(vi)	that as of a record date, the Security is scheduled to be redeemed and paid prior to the related distribution date;

(vii)

that there has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in the opinion of the Supervisor the sale or tender of the Security is in the best interest of the unitholders;

(viii)

that the Security has been removed from the Company’s target index (if applicable) or is over-represented in the Company’s portfolio in comparison to such Security’s weighting in the Company’s target index;

(ix)

that as result of the ownership of the Security or Derivative Transaction, the company or its unitholders would be a direct or indirect shareholder of a passive foreign investment company as defined in section 1297(a) of the United States Internal Revenue Code of 1986, as amended;

(x)	that the sale of such Securities or the termination of such Derivative Transactions is required in order to maintain the characterization of the Company for federal income tax purposes; or

(xi)

that due to any law, regulation or regulatory request, rule, standard, guideline, policy, directive or guidance (whether formal or informal) in effect from time to time, it is unlawful or inadvisable for the Company, or it would result in material adverse consequences for the Company, to hold such Securities or be a party to such Derivative Transactions.

The proceeds from any such sales, exclusive of any portion which represents accrued interest, will be credited to the Capital Account of such Company for distribution to unitholders.

In the event that an offer by the issuer of any of the Securities or any other party shall be made to issue new securities, or to exchange securities for Company Securities, including an exchange or substitution pursuant to a plan for the refunding or refinancing of Securities, the Trustee shall reject such offer, provided that in the case of a Company that is a RIC, if any such offer shall be made, the Trustee shall at the direction of the Supervisor, vote for or against, or accept or reject, any such offer. Notwithstanding the forgoing, if (i) the issuer is in default with respect to such Securities or (ii) in the opinion of the Supervisor, given in writing to the Trustee, there is a reasonable likelihood that the issuer will default with respect to such Securities in the reasonably foreseeable future, the Depositor shall instruct the Trustee in writing to accept or reject such offer or take any other action with respect thereto as the Supervisor may deem proper. If any such issuance, exchange or substitution be effected, any securities, cash and/or property received shall be deposited hereunder and shall be promptly sold, if securities or property, by the Depositor for the account of the Company, unless the Supervisor advises the Trustee to keep such securities, cash or property. With respect to a Company which qualifies as a RIC and is an Index Company, the cash received in such exchange and cash proceeds of any such sales shall be reinvested by the Depositor in a manner to cause the assets of the Trust to replicate as nearly as practicable, the weighting of the constituents of the actual number of shares of each issue of Securities attributable to each unit necessary to cause the Company portfolio to replicate, to the extent practicable, the Company’s target index on the initial date of deposit, and to the extent not so reinvested shall be distributed pursuant to the following sentence. With respect to all other Companies, the cash received in such exchange and cash proceeds of any such sales shall be credited to the Capital Account and distributed to unitholders.

17.	(a)	Describe the procedure with respect to withdrawal or redemption by security holders.

(b)

Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust’s securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

(c)	Indicate whether repurchased or redeemed securities will be cancelled or may be resold.

A unitholder who does not dispose of units in the secondary market may cause units to be redeemed by the Trustee by tendering units to the Trustee. The redemption process is described in response to Item 10(d) above.

The Depositor shall have the right to purchase units tendered for redemption and will make such purchase in no event subsequent to the Trustee’s close of business on the day on which such unit was tendered for redemption. Any unit purchased by the Depositor may at the option of the Depositor be tendered to the Trustee for redemption in the manner provided in in response to Item 10(d) above.

For all redemptions, that portion of the Redemption Price which represents interest or dividends shall be withdrawn from the Income Account of such Trust to the extent available. The balance paid on any redemption, including accrued interest, if any, shall be withdrawn from the Capital Account and the Income Account of such Trust to the extent that funds are available for such purpose.

The Supervisor, who may consult with the Depositor, will designate the Securities held in each Company to be sold and/or the relevant quantity of the Derivative Transactions of the Company to be terminated for the purpose of redemption of units tendered for redemption.

18.	(a)

Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

Interest, dividends or other like cash distributions on the Securities held in the Capital Account in each Company (including all moneys representing penalties for the failure to make timely payments on the Securities, or as liquidated damages for default or breach of any condition or term of the Securities), is credited by the Trustee to the Income Account for such Company.

The Securities and Derivative Transactions and all other receipts are credited by the Trustee to a separate Capital Account for the Company. The Trustee normally has no cash for distribution to unitholders until it receives payments on the Securities comprising the Company. In the case of a fixed-income Company, since interest usually is paid semi-annually, during the initial months of a fixed-income Company, the Income Account, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. Thereafter, assuming the Company retains its original size and composition, after deduction of the fees and expenses and reimbursements (without interest) to the Trustee for any amounts advanced to a Company, the Trustee will normally distribute on each income distribution date or shortly thereafter to unitholders of record of such Company on the preceding record date.

(b)	Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

Unitholders of a Company may be offered the option to elect to have distributions of principal (including capital gains, if any) or income or both automatically reinvested in units of their Company as may be described in the Prospectus.

(c)

If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling the same.

The Trustee may withdraw from the Capital Account or the Income Account of any Company such amounts, if any, as it deems necessary to establish a reserve for any taxes or other governmental charges or other fees or expenses payable out of the Company. Amounts so withdrawn shall be credited to a separate account maintained for a Company known as the Reserve Account as described in the Trust Agreement.

In respect of Companies that enter into Derivative Transactions, the Trustee shall establish, with respect to each Derivative Counterparty, a collateral account (collectively, the “Collateral Accounts”) in the name of the Company into which the Trustee shall deposit Company assets which shall be subject to a lien of the Derivative Counterparty to secure the performance of the Trust’s obligations to such Derivative Counterparty under the related Derivative Agreement. All assets in the Collateral Account shall remain under the sole dominion of the Trustee and shall not be subject to transfer, use or rehypothecation except upon instruction of the Depositor in accordance with the Derivative Agreement and the Trust Agreement, or, upon an event of default under the Derivative Agreement when the Trust is the defaulting party, the Derivative Counterparty. The Trustee, on the instruction of the Depositor, may deposit to or withdraw from the Collateral Account (to or from the Capital Account) any Company assets such as cash and Securities, as described in the Trust Agreement, after making any (or reserving for) the payments provided in Item 13(a). All amounts will be returned to the Capital Account from the Collateral Account upon satisfaction of the Company’s obligations under the Derivative Agreement.

(d)

Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

Not applicable.

19.

Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provision of any indenture or agreement pertaining thereto.

On the record date for a distribution from the Income or Capital Accounts of a Company, the Trustee shall provide the Depositor and Depository Trust Company with a statement of the amount per unit distributed from each account.

The Trustee shall keep proper books of record and account of all the transactions of each Company under the Trust Agreement, and such books and records of each Company shall be open to inspection by any unitholder of such Trust (which, for avoidance of doubt, shall be solely Depository Trust Company or its nominee) at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports, including tax filings and reportings, as may be required under any applicable state or federal statute or rule or regulations thereunder. The Trustee is authorized to employ accountants and other agents as it deems necessary for the preparation of such reports and the expense of such accountants and agents shall be expenses of the Company.

Unless the Depositor determines that such an audit is not required, the account of each Company shall be audited not less than annually by independent public accountants designated from time to time by the Depositor and reports of such accountants shall be furnished by the Trustee, upon request, to unitholders.

Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was the unitholder of the Company, a statement, covering the calendar year, setting forth the applicable Company:

(A)	as to the Income Account:

(i)	the amount of income received on the Securities (including income received as a portion of the proceeds of any disposition of Securities);

(ii)	the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant hereto, if any, and for redemptions;

(iii)	the deductions, if any, from the Income Account for payment into the Reserve Account and any subsequent reverse credits from the Reserve Account back to the Income Account;

(iv)	the deductions for payment of applicable taxes and fees and expenses of the Trustee, the Depositor, the Evaluator, the Supervisor, counsel, auditors and any other expenses paid by the Trust;

(v)	the deductions for payment of the Depositor’s expenses of maintaining the registration of the units, if any;

(vi)

the balance remaining after such deductions and distributions to unitholders expressed both as total dollar amounts and as a dollar amount per unit outstanding on the last business day of such calendar year (with respect to units of initial value of approximately $1,000, or per 10 units, 100 units or 1000 units if the initial value of the units was approximately $100, $10 or $1, respectively);

(B)	as to the Capital Account:

(i)

the net proceeds received due to sale, maturity, redemption, liquidation termination or disposition of any of the Securities and Derivative Transactions, excluding any portion thereof credited to the Income Account;

(ii)	the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant hereto, if any, and for redemptions;

(iii)	the deductions, if any, from the Capital Account for payments into the Reserve Account and any subsequent reverse credits from the Reserve Account back to the Capital Account;

(iv)	the deductions for applicable taxes and fees and expenses of the Trustee, the Depositor, the Evaluator, the Supervisor, counsel, auditors and any other expenses paid by the Trust;

(v)	the deductions for payment of the Depositor’s expenses of organizing the Trust pursuant to Section 3.01;

(vi)	the deductions for payment of deferred sales charge and creation and development fee, if any;

(vii)	the deductions for payment of the Depositor’s expenses of maintaining the registration of the units, if any; and

(viii)

the balance remaining after such deductions and distributions to unitholders on the last business day of such calendar year, expressed both as total dollar amounts and as a dollar amount per unit outstanding on the last business day of such calendar year (with respect to units of initial value of approximately $1,000, or per 10 units, 100 units or 1000 units if the initial value of the units was approximately $100, $10 or $1, respectively);

(C)	as to each Collateral Account (if applicable): such information as set forth in the Trust Agreement.

(D)	as to the Reserve Account: the deductions from the Reserve Account for payment of applicable taxes or governmental charges, if any.

(E)	with respect to each Company, the following information:

(i)

a list of the Securities held as of the last business day of such calendar year and a list which identifies all cash and credited and debited during such calendar year, if any, such list separately identifying the Securities held in any Collateral Account containing Company assets, if any;

(ii)

the relevant quantities of Derivative Transactions and information detailing any increases or decreases to the quantities of Derivative Transactions during such calendar year as provided by the Depositor;

(iii)	the number of units outstanding on the last business day of such calendar year;

(iv)	the unit value based on the last evaluation of such Company made during such calendar year and the date of such evaluation; and

(v)

the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as a dollar amount per unit outstanding on the record date for such distribution (with respect to units of initial value of approximately $1,000, or per 10 units, 100 units or 1000 units if the initial value of the units was approximately $100, $10 or $1, respectively).

(F)

Within a reasonable period of time after written request of the Depositor or the Evaluator, the Trustee shall furnish a statement setting forth the reconciliation of funds in each specified Company account for the period specified.

20.	State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

(a)	Amendments to such indenture or agreement.

Reference is made to the information provided in answer to Item 10(f) above.

(b)	The extension or termination of such indenture or agreement.

Reference is made to the information provided in answer to Item 10(f).

(c)	The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

See Item 20(d).

(d)	The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

The Trustee or any trustee or trustees hereafter appointed may resign and be discharged of a Company created by the Trust Agreement, by executing an instrument in writing resigning as Trustee of such Company and filing same with the Depositor and mailing a copy of a notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such instrument when such resignation is to take effect. Upon receiving such notice of resignation, the Depositor shall promptly appoint a successor trustee. In case at any time the Trustee shall resign and no successor trustee shall have been appointed and have accepted appointment within thirty days after notice of resignation has been received by the Depositor, the retiring Trustee may forthwith apply to a court of competent jurisdiction for the appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, appoint a successor trustee.

The Trustee shall be a corporation organized and doing business under the laws of the United States or any state thereof, which is authorized under such laws to exercise corporate trust powers and having at all times an aggregate capital, surplus, and undivided profits of not less than $5,000,000. In case at any time the Trustee shall not meet these requirements, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the Trustee in an involuntary case, or the Trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the Trustee or for any substantial part of its property shall be appointed, or the Trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the Trustee’s performance as shall be reasonably established from time to time by the Depositor, or if the Depositor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the Trustee or (2) one or more grossly negligent acts on the part of the Trustee with respect to a Company, the Depositor, upon sixty days’ prior written notice, may remove the Trustee and appoint a successor trustee, as hereinafter provided, by written instrument, in duplicate, one copy of which shall be delivered to the Trustee so removed and one copy to the successor trustee. Notice of such resignation or removal of a trustee and appointment of a successor trustee shall be mailed by the successor trustee, promptly after its acceptance of such appointment, to each unitholder then of record.

Any successor trustee appointed under the Trust Agreement shall execute, acknowledge and deliver to the Depositor and to the retiring Trustee an instrument accepting such appointment hereunder, and such successor trustee without any further act, deed or conveyance shall become vested with all the rights, powers, duties and obligations of its predecessor under the Trust Agreement with like effect as if originally named Trustee herein and shall be bound by all the terms and conditions of the Trust Agreement. No successor trustee shall be liable for the acts or omissions of its predecessor. Upon the request of such successor trustee, the Depositor and the retiring Trustee shall, upon payment of any amounts due the retiring Trustee, or provision therefor to the satisfaction of such retiring Trustee, execute and deliver an instrument acknowledged by it transferring to such successor trustee all the rights and powers of the retiring Trustee; and the retiring Trustee shall transfer, deliver and pay over to the successor trustee all Securities and moneys at the time held by it hereunder, together with all necessary instruments of transfer and assignment or other documents properly executed necessary to effect such transfer and such of the records or copies thereof maintained by the retiring Trustee in the administration hereof as may be requested by the successor trustee, and shall thereupon be discharged from all duties and responsibilities under the Trust Agreement.

Any entity into which any trustee hereunder may be merged or with which it may be consolidated, or any entity resulting from any merger or consolidation to which any trustee hereunder shall be a party, shall be the successor trustee under the Trust Agreement without the execution or filing of any paper, instrument or further act to be done on the part of the parties hereto, anything in the Trust Agreement, or in any agreement relating to such merger or consolidation, by which any such trustee may seek to retain certain powers, rights and privileges theretofore obtaining for any period of time following such merger or consolidation to the contrary notwithstanding.

Any resignation or removal of the Trustee and appointment of a successor trustee pursuant to the Trust Agreement shall become effective upon acceptance of appointment by the successor trustee. The Trustee’s and each successor trustee’s right to indemnification shall survive its resignation or removal.

(e)	The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

Reference is made to the information provided in answer to Item 20(f) below.

(f)	The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

If at any time the Depositor shall resign or fail to perform any of its duties under the Trust Agreements; shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Depositor shall be appointed, or any public officer shall take charge or control of the Depositor or of its property or affairs, then the Trustee may, consistent with applicable law:

(i)	appoint a successor Depositor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be defined by the Securities and Exchange Commission, or

(ii)	terminate the Trust Agreements and liquidate the Companies as provided therein, or

(iii)

continue to act as Trustee and act as depositor without terminating the Trust Agreements and receive additional compensation at rates determined in accordance with Section 26(a)(2)(C) of the Investment Company Act of 1940.

Promptly following the appointment of a successor depositor or the Trustee’s election under clause (iii) above, the Trustee shall provide notice to Depository Trust Company of such resignation or failure of the Depositor to act and of such appointment or election. The Depositor shall be under no liability to the unitholders for any action taken or for refraining from the taking of any action in good faith pursuant to the Trust Agreement or for errors in judgment, but shall be liable only for its own gross negligence, bad faith or willful misconduct in the performance of its duties. The Depositor may rely in good faith on any paper, order, electronic communication, notice, list, affidavit, receipt, opinion, endorsement, assignment, draft or any other document of any kind prima facie properly executed and submitted to it by the Trustee, counsel or any other persons pursuant to the Trust Agreement.

21. (a)	State the substance of the provisions of any indenture or agreement with respect to loans to security holders

The Trustee is authorized, but shall have no obligation, to advance funds to the Company for the payment of the Redemption Price to unitholders. Such expenses may include interest at the current short-term interest rates. The Trustee is entitled to reimburse itself the amount of such advance from the proceeds of Securities sold or Derivative Transactions terminated or when sufficient funds are next available in the Capital Account.

(b)

Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered:

(1)	The name of each person who makes such agreements or arrangements with security holders.

(2)	the rate of interest payable on such loans.

(3)	The period for which loans may be made.

(4)	Costs or charges for default in repayment at maturity.

(5)	Other material provisions of the agreement or arrangement.

Not applicable.

(c)

If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

Not applicable.

22.

State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

The Depositor and Supervisor are liable for the performance of their obligations arising from their responsibilities under the Trust Agreements, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreements or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct.

In connection with the sales and terminations of Securities and Derivative Transactions described in Item 16, none of the Supervisor, Depositor or the Trustee shall be liable or responsible in any way for depreciation or loss incurred by reason of any sale of a Security or termination of any Derivative Transaction or by reason of the failure to make any such sale or termination. The Trustee shall have no duty to sell or terminate any Securities or Derivative Transactions except to the extent directed by the Depositor.

In connection with redemptions described in Item 17(c), none of the Trustee, Supervisor or Depositor shall be liable or responsible in any way for depreciation or loss incurred by reason of any sale of Securities or termination of Derivative Transactions.

None of the Depositor, Supervisor or Trustee shall be under any liability for any action taken or for refraining from taking of any action in good faith in reliance upon prima facie properly executed documents except by reason of its own gross negligence, bad faith or willful misconduct.

On termination of a Company, in connection with the sales and terminations of Securities and Derivative Transactions, none of the Supervisor, Depositor or the Trustee shall be liable or responsible in any way for depreciation or loss incurred by reason of any sale of a Security or termination of any Derivative Transaction or by reason or failure to make any such sale or termination. The Trustee shall deduct from the proceeds of these sales and pay any tax or governmental charges and any brokerage commissions in connection with such sales.

The Trustee shall have no responsibility for the terms of any Derivative Agreement or for any action taken pursuant to the Depositor’s written instruction or omitted to be taken in the absence of specific written instruction from the Depositor with respect to a Derivative Agreement.

The Trustee shall be under no liability with respect to moneys held by it in the Income, Reserve and Capital Accounts of a Company upon termination except to hold the same in trust within the meaning of the Investment Company Act of 1940, as amended, without interest until disposed of in accordance with the terms of the Trust Agreements.

In the event that the Depositor has failed to act, the Trustee may act and shall not be liable for any action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities, Derivative Transactions or upon the income or proceeds thereon. In addition, the Trust Agreements contain other customary provisions limiting the liability of the Trustee. The unitholders and each other party to the Trust Agreement may rely on any valuation furnished by the Evaluator. The Trust Agreements provide that the determinations made by the Evaluator shall be in good faith upon the basis of the best information available to it. The Evaluator shall be under no liability to the unitholders or any other party to the Trust Agreement for errors, provided, however, that this provision shall not protect the Evaluator and Trustee against any liability to which they would otherwise be subject by reason of gross negligence, bad faith or willful misconduct in the performance of their duties.

23.	Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

No bonding arrangement exists for individual officers, directors or employees.

24.

State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23, inclusive.

Equinox Institutional Asset Management, LP, an affiliate of the Depositor, serves as Evaluator and Supervisor for the Company. Reference is made to information provided in answer to Item 13(a).

III.	ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor

25.	State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

On January 4, 2012, the Bornhoft Group Securities Corporation converted from a corporation formed under the laws of the state of Colorado to a limited liability company formed under the laws of the state of Delaware and formally changed its name to Equinox Group Distributors, LLC.

26. (a)

Furnish the following information with respect to all fees received by the depositor of the trusts in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

Not applicable, as no fees have been received by the Depositor or its affiliates in connection with the exercise of any functions or duties concerning any unit investment trust.

(b)

Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment advisor of such company:

(1)	The nature of such fee or participation.

(2)	The name of the person making payment.

(3)	The nature of the services rendered in consideration for such fee or participation.

(4)	The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

Not applicable, as no fees have been received by the Depositor of the Companies from any underlying investment company or any affiliated person or investment advisor of such company.

27.

Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor’s activities therewith. If the depositor has ceased to act in such named capacities, state the date of and circumstances surrounding such cessation.

The Depositor is registered under the Securities Exchange Act of 1934 as a broker-dealer. The Depositor is a member of the Financial Industry Regulatory Authority, Inc. The business of Depositor consists of the wholesale distribution of the Equinox family of mutual funds and its publicly offered commodity pool, The Frontier Fund. The Depositor interacts with financial intermediaries and does not currently maintain any direct customers.

Officials and Affiliated Persons of Depositor

28. (a)

Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

Reference is made to Exhibit E filed herewith.

(b)	Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

Reference is made to Exhibit E filed herewith.

Companies Owning Securities of Depositor

29.

Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

The Depositor is a wholly-owned subsidiary of Equinox Financial Group, LLC.

Controlling Persons

30.	Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42, who directly or indirectly controls the depositor.

Scan Partners Ltd. is an indirect owner of Equinox Group Distributors, LLC through its ownership of Equinox Financial Group, LLC.

Compensation of Officers and Directors of Depositor

Compensation of Officers of Depositor

31.	Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

(a)	directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration.

(b)

directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries.

(c)	indirectly or through subsidiaries to each of the officers or partners of the depositor.

Not Applicable.

Compensation of Directors

32.

Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

(a)	The aggregate direct remuneration to directors;

(b)	Indirectly or through subsidiaries to directors.

Not Applicable.

Compensation to Employees

33.	(a)

Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

(b)

Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant’s securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (Specify). If a person is employed in more than one capacity, classify according to predominant type of work.

Not Applicable.

Compensation to Other Persons

34.

Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

Not Applicable.

IV.	DISTRIBUTION AND REDEMPTION OF SECURITIES

Distribution of Securities

35.

Furnish the names of the states in which sales of the trust’s securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discounted, indicating by appropriate letter the status with respect to each state.

(A)	No sales of the Company’s securities are currently being made.

(B)

The Depositor intends to qualify the units for sale in a number of states which may vary from Company to Company. The names of such states have not been determined but will be as of the initial date of deposit of the Companies but are currently anticipated to include all fifty states.

(C)	None.

36.	If sales of the trust’s securities have at any time since January 1, 1936, been suspended for more than a month, describe briefly the reasons for such suspension.

Not applicable.

37. (a)

Furnish the following information with respect to each instance where, subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

(1)	Name of officer, agency or body.

(2)	Date of denial.

(3)	Brief statement of reason given for denial.

Not applicable.

(b)

Furnish the following information with regard to each instance where subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

(1)	Name of officer, agency or body.

(2)	Date of revocation.

(3)	Brief statement of reason given for revocation.

Not applicable.

38. (a)	Furnish a general description of the method of distribution of securities of the trust.

(b)

State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

The Company will enter into a Principal Underwriting Agreement with the Companies pursuant to which the Depositor will act as principal underwriter. In that connection, the Depositor will use its best efforts to solicit orders to purchase units and in that connection locate and negotiate dealer agreements with the dealers referenced in Item 38(c) below. The Depositor will receive and may re-allow all or any portion of the applicable sales charge referenced in Item 38(c) below. The Principal Underwriting Agreement will be effective as of the initial date of deposit and is terminable on demand, by either party, on 60-days prior written notice. The Principal Underwriting Agreement will terminate automatically and immediately on assignment.

(c)

State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesman, etc., with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(C).

Units of the Companies are offered at the public offering price thereof. The public offering price per unit is equal to the net asset value per unit plus (i) any accrued interest and (ii) the applicable sales charge. To the extent indicated in the Prospectus, such public offering price may also include organization costs and the creation and development fee referred to in the Prospectus. The Depositor may allow dealers and agents a concession or agency commission in connection with the distribution of units during the initial offering period. The sales load is expected to vary from Company to Company depending upon the type of underlying assets included in a Company’s portfolio and a Company’s maturity. The initial offering period for a Company will last until such time as the total number of units created are sold or as is disclosed in the Prospectus.

Units will be sold through dealers who are members of the Financial Industry Regulatory Authority, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price. Certain commercial banks may make units of a Company available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks.

The Depositor may allow dealers and agents a concession or agency commission in connection with the distribution of units during the initial offering period. The Depositor reserves the right to change the dealer discounts set forth in the prospectus from time to time. In addition to such discounts, the Depositor may, from time to time, pay or allow an additional discount, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of a Company and other unit investment trusts created by the Depositor. The difference between the discount and the sales charge will be retained by the Depositor.

Information Concerning Principal Underwriter

39. (a)

State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

Reference is made to the answer to Item 25 above.

(b)	State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

Reference is made to the answer to Item 27 above.

40. (a)	Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

Not applicable, as no fees have been received by the principal underwriter of the Company in connection with the exercise of any functions concerning securities of the Company during the period in question.

(b)

Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment advisor of such company.

(1)	The nature of such fee or participation.

(2)	The name of the person making payment.

(3)	The nature of the services rendered in consideration for such fee or participation.

(4)	The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

  Not applicable.

41. (a)

Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

The business of Equinox Group Distributors, LLC consists of the wholesale distribution of the Equinox family of mutual funds and its publicly offered commodity pool, The Frontier Fund. The Firm interacts with financial intermediaries and does not currently maintain any direct customers.

(b)

Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

Not applicable.

(c)

Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

Not applicable.

42.

Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

Not applicable.

43.

Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

Not applicable.

Offering Prices of Acquisition Valuation of Securities of the Trust

44. (a)

Furnish the following information with respect to the method of valuation used by the trust for the purpose of determining the offering price to the public of securities issued by the trust or the evaluation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.

(1)	The source of quotations used to determine the value of portfolio securities.

(2)	Whether opening, closing, bid, asked or any other price is used.

(3)	Whether price is as of the day of sale or as of any other time.

(4)	A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

(5)	Other items which registrant adds to the net asset value in computing offering price of its securities.

(6)	Whether adjustments are made for fractions:

(i)	before adding distributor’s compensation (load) and

(ii)	after adding distributor’s compensation (load).

The value of Securities shall be determined in the following manner:

The Evaluator will determine the value (positive or negative) of the assets of the Company (the “Evaluation”). The Evaluation of Securities and Derivative Transactions shall be determined in the following manner, provided that the Evaluator may deem such price inappropriate as a basis for Evaluation and determine fair value as described under “Any Security for which the Evaluator cannot obtain a value as prescribed above or if determined as prescribed above, for which the Evaluator deems such price inappropriate as a basis for Evaluation”:

For common and preferred shares which are listed on the New York Stock Exchange or NASDAQ National Market System and traded in the U.S. public equity markets, and common and preferred shares traded on a non-U.S. exchange regulated in its respective jurisdiction (such shares, “Traded Equity Securities”):

(i)

If the Traded Equity Securities are common and preferred shares listed on the New York Stock Exchange or NASDAQ National Market Systems and traded in the U.S. public equity markets, the Evaluator shall make such Evaluation based on the official price (or in the case of NASDAQ NMS, the NASDAQ official closing price) on the evaluation time on the related exchange, which is the principal market therefor;

(ii)	if the Traded Equity Securities are listed on a non-U.S. exchange, the Evaluator shall make such Evaluation based on the last official closing price;

(iii)	if there is no available official closing price for any Traded Equity Security, the Evaluator shall make such Evaluation based on the last available bid prices of the Securities.

For Domestic and Foreign Fixed Income Securities and Traded Equity Securities for which the Evaluator cannot obtain a value as prescribed in the “Traded Equity Securities” section above:

The Evaluator shall make such Evaluation for the above Securities based on the following methods (or any combination thereof) as the Evaluator deems appropriate:

(i)	on the basis of bid prices obtained from brokers and dealers for such Securities;

(ii)	on the basis of bid prices obtained from independent pricing services for such Securities, based on either information provided by market makers or estimates of market values obtained from yield data relating to securities with similar characteristics; and/or

(iii)

on the basis of bid prices obtained from brokers and dealers for comparable securities, provided however, short-term investments having a maturity of 60 days or less are generally valued at amortized cost; however, securities with a demand feature exercisable by the seller within seven days are generally valued at par.

Any Security for which the Evaluator cannot obtain a value as prescribed above or if determined as prescribed above, for which the Evaluator deems such price inappropriate as a basis for Evaluation:

Securities are valued at fair value as determined in good faith by the Evaluator. These fair value prices generally are calculated based upon where similar securities are trading in the market and may be priced based upon a pricing model and documentation pertaining to the Securities.

If the Company holds Securities denominated in a currency other than U.S. dollars, the evaluation of such Securities will be stated in U.S. dollars based on current ask side value of any relevant currency exchange rate expressed in U.S. dollars.

Offering Period Evaluations:

Notwithstanding the forgoing, during the initial offering period of Units, the valuation of (i) Securities shall be made in the manner described above on the basis of current ask prices and the bid side value of any relevant currency exchange rate expressed in U.S. dollars, provided that official closing price shall be used to the extent there is an operating market-clearing mechanism and the relevant time of determination is the evaluation time, (ii) when the Company is “long” the relevant Derivative Transactions, the basis of current bid prices and the ask side value of any relevant currency exchange rate expressed in U.S. dollars and (iii) when the Company is “short” the relevant Derivative Transactions, the basis of current bid prices and the ask side value of any relevant currency exchange rate expressed in U.S. dollars.

Derivative Transactions:

In respect of Derivative Transactions, the Evaluator shall determine the Evaluation in the following manner: (i) if options or futures positions held by the Company are exchange traded, those options and futures positions will be valued based on the last official closing price on or prior to the evaluation time on the primary exchange for such position provided that there is an operating market-clearing mechanism at the relevant time of determination, or if none, on the last available price prior to the evaluation time; (ii) if the Derivative Transaction is not traded on an exchange, the Evaluator will determine the value of based on its good faith determination of the fair value of such Derivative Transaction in its reasonable discretion taking into consideration factors, including, but not limited to, (a) the net amount to be paid to or received by the Company in connection with an early termination of such Derivative Transaction as determined pursuant to the Derivative Agreement on the valuation date by the related Derivative Counterparty or any third party pricing service retained by the Evaluator, (b) current prices for the Derivative Transaction as obtained from investment dealers or brokers who customarily deal in financials instruments comparable to the Derivative Transaction and/or (c) prices for comparable futures contracts, options or securities.

As of the evaluation time (a) on the last business day of each year, (b) on the day on which any unit is tendered for redemption and (c) on any other day desired by the Trustee or requested by the Depositor, the Trustee shall: add (i) all moneys on deposit in a Company (excluding (1) cash, cash equivalents or letters of credit deposited for the purchase of contract securities, unless such cash or letters of credit have been deposited in the Income and Capital Accounts because of failure to apply such moneys to the purchase of contract securities and (2) amounts credited to the Reserve Account), plus (ii) the aggregate evaluation of all Securities (including contract securities and additional Securities for which purchase contracts have been entered into) and Derivative Transactions on deposit in or entered into by such Company (such Evaluation to be made by the Evaluator), plus (iii) all other income from the Securities (including accrued interest and dividends receivable on the Securities trading ex-dividend as of the date of such valuation) as of the evaluation time on the date of such Evaluation together with all other assets of such Company (for avoidance of doubt, such calculation shall include all moneys, and the Evaluation of all Securities and other assets, held in any Collateral Account containing Company assets.) The Evaluator shall notify and the Trustee shall include in its computations any unpaid amount scheduled to be paid to or paid by the Company in connection with any termination of a Derivative Transaction. For each such computation there shall be deducted from the sum of the above (i) amounts representing any applicable taxes or charges payable out of the respective Company and for which no deductions shall have previously been made for the purpose of addition to the Reserve Account, (ii) amounts representing estimated accrued expenses of such Company including but not limited to unpaid fees and expenses of the Trustee, the Evaluator, the Supervisor, the Depositor, any licensor and counsel, in each case as reported by the Trustee to the Depositor on or prior to the date of computation, (iii) if the Prospectus for a Company provides that the creation and development fee, if any, accrues on a daily basis, amounts representing unpaid accrued creation and development fees, (iv) if the Prospectus for a Company provides that the deferred sales charge, if any, accrues on a daily basis, amounts representing unpaid accrued deferred sales charge, and (v) any amounts identified by the Trustee, as of the date of such computation, as held for distribution to unitholders of record as of an Income or Capital Account record date, or for payment of the Redemption Price of units tendered, prior to such date. Upon the payment of the Company’s organization expenses at the end of the Organization Expense Period, such expenses shall be deducted.

For Companies in which the applicable Prospectus provides for daily accrual of the creation and development fee and/or deferred sales charge, such fees will accrue on a daily basis at annual rates as set forth in such Prospectus. For Companies in which the applicable Prospectus provides that the entire creation and development fee will be assessed at the conclusion of the initial offering period, the reimbursement shall be for the account of unitholders of record at the conclusion of the initial offering period and shall have no effect on the unit value prior to such date.

(b)	Furnish a specimen schedule showing the components of the offering price of the trust’s securities as at the latest practicable date.

Not applicable.

(c)

If there is any variation in the offering price of the trust’s securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

Reference is made to the statements in answer to Item 13(c).

45.

Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

(a)	By whose action redemption rights were suspended.

(b)	The number of days’ notice given to security holders prior to suspension of redemption rights.

(c)	Reason for suspension.

(d)	Period during which suspension was in effect.

Not applicable.

Redemption Valuation of Securities of The Trust

46.	(a)	Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

(1)	The source of quotations used to determine the value of portfolio securities.

(2)	Whether opening, closing, bid, asked or any other price is used.

(3)	Whether price is as of the date of sale or as of any other time.

(4)	A brief description of the methods used by registrant for determining other assets and liabilities including accruals for expenses and taxes (including taxes on unrealized appreciation).

(5)	Other items which registrant deducts from the net asset value in computing redemption value of its securities.

(6)	Whether adjustments are made for fractions.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a certain percentage of the principal amount of a unit redemption if the Trustee has not been furnished the redeeming unitholder’s tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return.

(b)	Furnish a specimen schedule showing the components of the redemption price to the holders of the Company’s securities as at the latest practicable date.

Not applicable.

Purchase and Sale of Interests in Underlying Securities from and to Security Holders

47.

Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the evaluation is not or may not be actually incurred or expended, explain the nature of such item and who may benefit from the transaction.

Reference is made to information provided in answer to Items 10(d) and 16.

In connection with redemptions, the computation of Redemption Price is identical to that set forth in Items 44 above.

V.	INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.	Furnish the following information as to each trustee or custodian of the trust:

(a)	Name and principal business address:

(b)	Form of organization.

(c)	State or other sovereign power under the laws of which the trustee or custodian was organized.

(d)	Name of governmental supervising or examining authority.

The Trustee is The Bank of New York Mellon, a banking corporation organized under the laws of the State of New York with its principal executive office located at One Wall Street, New York, New York 10286 and its unit investment trust office at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. The Trustee is subject to supervision by the Superintendent of the New York State Department of Financial Services, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

49.

State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

Reference is made to the information provided in answer to Item 13(a).

50.

State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust and, if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

The fees and expenses owing to the Trustee are secured by a lien on the Company. These are charges relating solely to a particular Company and shall be charged only to that Company.

The Depositor may on behalf of the Company enter into one or more Derivative Agreements which may result in the granting of a security interest in certain assets of the Trust contained in the Collateral Account in order to secure the

Trust’s obligations to make any payments under the related Derivative Transaction.

Reference is also made to the information provided in answer to Item 13(a).

VI.	INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51.	Furnish the following information with respect to insurance of holders of securities:

(a)	The name and address of the insurance company.

(b)	The types of policies and whether individual or group policies.

(c)	The types of risks insured and excluded.

(d)	The coverage of the policies.

(e)	The beneficiaries of such policies and the uses to which the proceeds of the policies must be put.

(f)	The terms and manner of cancellation and of reinstatement.

(g)	The method of determining the amount of premium to be paid by holders of securities.

(h)	The amount of aggregate premiums paid to the insurance company during the last fiscal year.

(i)	Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

(j)	The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

Not applicable.

VII.	POLICY OF REGISTRANT

52.	(a)

Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment advisor or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

Reference is made to the information provided in answer to Item 16 above.

(b)	Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

(1)	Title of security.

(2)	Date of elimination.

(3)	Reasons for elimination.

(4)	The use of the proceeds from the sale of the eliminated security.

(5)	Title of security substituted, if any.

(6)	Whether depositor, principal underwriter, trustee or custodian or any affiliated person of forgoing were involved in the transaction.

(7)	Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

Not applicable.

(c)	Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

(1)	the grounds for elimination and substitution;

(2)	the type of securities which may be substituted for any underlying security;

(3)

whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

(4)	whether such substituted securities may be the securities of another investment company; and

(5)	the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

Reference is made to the information provided in answer to Item 16 above.

(d)

Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

None.

Regulated Investment Company

53.	(a)	State the taxable status of the trust.

The Companies will either be structured as grantor trusts or “Regulated Investment Companies” as defined in the Code for federal tax purposes.

(b)

State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Code, and state its present intention with respect to such qualifications during the current taxable year.

The trust was not in existence during the last taxable year; however some series of the trust may elect to qualify as a regulated investment company as defined in Section 851 of the Code. Certain other series will be structured so that they are not associations taxable as corporations under the Code.

VIII.	FINANCIAL AND STATISTICAL INFORMATION

54.	If the Company is not the issuer of periodic payment plan certificates furnish the following information with respect to each class or series of its securities:

Not applicable since information relates to registrant’s past 10 fiscal years.

(Items 55, 56, 57 and 58 inapplicable since they relate only to periodic payment plan certificates.)

FINANCIAL STATEMENTS

Financial Statements of the Trust

1.	Consent of Certified Public Accountants.

Not applicable.

2.	Statement of Financial Condition of the Trust.

Not applicable.

Financial Statements of the Depositor

1.	Balance Sheet

2.	Profit and Loss Statement

Reference is made to the financial statements included in Form X-17A-5 for Equinox Group Distributors LLC (File No. 008-39420) as filed on February 28, 2013.

EXHIBITS

Exhibit A(1)(a)

Form of Trust Agreement.

Exhibit A(1)(b)

Form of Standard Terms and Conditions of Trust.

Exhibit A(3)(a)

Form of Principal Underwriting Agreement.

Exhibit A(3)(b)

Form of Dealer Agreement.

Exhibit A(5)

Form of Certificate of Ownership.

Exhibit A(6)(a)

Certificate of Formation of Depositor.

Exhibit A(6)(b)

Limited Liability Company Operating Agreement of Depositor.

Exhibit A(9)

Form of Derivative Agreement. (to be filed by amendment).

Exhibit A(11)

Form of Code of Ethics of Trust and Depositor.

Exhibit D

Preliminary Prospectus. (to be filed by amendment).

Exhibit E

Information regarding directors and officers of the Depositor.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, Equinox Group Distributors, LLC, the Depositor of the registrant, has caused this registration statement to be duly signed on behalf of the registrant in the City of Princeton and State of New Jersey on the 24th day of October, 2013.

        EQUINOX TRUST

By:	EQUINOX GROUP DISTRIBUTORS, LLC

By:	/s/ Jason Gerb
	Name:	Jason Gerb
	Title:	Executive Representative

Attest:	/s/ Robert J. Enck
	Name:	Robert J. Enck
	Title:	Member, Office of the Presidient

EXHIBIT TABLE OF CONTENTS

Form of Trust Agreement	E-1

Form of Standard Terms and Conditions of Trust	E-10

Form of Principal Underwriting Agreement	E-57

Form of Dealer Agreement	E-66

Form of Certificate of Ownership	E-76

Certificate of Formation of Depositor	E-80

Limited Liability Company Operating Agreement of Depositor	E-84

Form of Derivative Agreement (to be filed by amendment)	[●]

Form of Code of Ethics of Trust and Depositor	E-93

Preliminary Prospectus (to be filed by amendment)	[●]

Information regarding directors and officers of the Depositor	E-101